June 14, 2007

Via Facsimile and EDGAR Submission

Ryan Rohn, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549-7010

Facsimile No.: (202) 772-9369

Re:	The Shaw Group Inc.
Form 10-K for the Fiscal Year Ended August 31, 2006
Filed October 31, 2006
Form 10-Q for the Quarterly Period Ended November 30, 2006
Filed January 16, 2007
File No. 001-12227

Dear Sirs:

This letter is being furnished on behalf of The Shaw Group Inc. in response to additional comments of the Staff of the Securities and Exchange Commission contained in a letter dated May 29, 2007, with respect to the above referenced filings and in furtherance of our telephone conference with Mr. Rohn and Mr. Pavot on June 6, 2007. For your convenience we have set forth the text of the Staff’s comments in italics, followed by our responses.

The ultimate resolutions of the Staff’s comments contained herein are of vital consequence to our efforts to file several pending reports with the Securities and Exchange Commission. The reports include the following:

1.	An amendment and supplement to our Current Report on Form 8-K initially filed with the Securities and Exchange Commission on October 18, 2006 (the “Form 8-K Amendment”) to include the audited financial statements of Westinghouse for the fiscal years ended March 31, 2006 and 2005 and the unaudited pro forma financial information required pursuant to Article 11 of Regulation S-X;
2.	An amendment to our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006 (“FY’07 Q1”);
3.	Our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2007 (“FY’07 Q2”); and

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4.	Our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2007 (“FY’07 Q3”).

In addition, we currently have two bank waivers outstanding with institutions in our credit facility for failure to file the Form 8-K Amendment. This waiver expires on Sunday, June 17, 2007. The second waiver relates to the FY’07 Q1 and FY’07 Q2 and requires us to file both reports on or before July 16, 2007. The cost and timing of our ability to extend these waivers is uncertain and not guaranteed. Accordingly, we respectfully request that you review the following responses on an expedited basis, and request that it also be reviewed with the Division of Corporation Finance Office of the Chief Accountant.

Please note that pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are requesting that the copies of the resolution and correspondence that we have provided be kept confidential. A copy of this letter has been sent to the Freedom of Information Act Officer at the Securities Exchange Commission in Washington D.C. Enclosed please find a copy of our letter requesting confidentiality to the Commission’s FOIA Officer.

Change in Accounting Method

1. In our 2/16/07 letter, we expressed our concern regarding the accounting change disclosed on p.44 of the 10-K and the implicit impact on the comparability of your financial data. We understand that certain intercompany revenue transactions are reported as F&M segment revenue in periods subsequent to 3/1/06 whereas these same transactions are not reported as F&M segment revenue in the prior periods. Your 3/23/07 letter acknowledged the impact on the consistency of reported amounts, and advised that retrospective application of this change would have a 13% and a 6% impact on reported revenues for the F&M segment in fiscal 2005 and fiscal 2006, respectively. In our 4/13/07 letter, we noted the quantitative materiality of this issue in requesting a restatement of the financial statements in the 10-K and subsequent 10-Q. After reading your 5/4/07 letter, there remains a concern that the reported F&M segment revenue amount of the year ended 8/31/06 is not comparable to the corresponding amount reported for the year ended 8/31/05. Presumably, this issue has a similar impact on the comparability of the reported 5/31/06, 8/31/06 and 11/30/06 quarterly F&M segment revenue amounts with the corresponding prior quarters. We understand from your response that during these periods, the CODM used more than one measure of segment revenue. However, the segment revenue amounts disclosed in the financial statements must be consistently measured for all periods presented. See the guidance in paragraphs 30 and 34 of SFAS 131. Consequently, we reiterate our request that the impacted data in the 10-K and subsequent 10-Q be revised to comply with SFAS 131 and SFAS 154. Corresponding revisions should be made in MD&A and in notes 22 and 26 to the annual financial statements.

Management response: In light of the fact that we will be changing our segments effective December 1, 2006, as discussed in our prior responses, we believe that restating our Annual Report on Form 10-K for the period ended August 31, 2006 (“2006 Form 10-K”) to recast segment information is not merited based on the segment information we propose to include in our report for the quarterly period ended February 28, 2007. We propose to the Staff the following actions to be taken in our fiscal 2007 filings to address the concerns expressed in your comments. We believe

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this proposal appropriately corrects the segment information for the quarterly period ended November 30, 2006, and provides investors with segment information for the past three fiscal years and the most recent two quarters (and prior years) on a comparable, consistent basis. Our proposal includes the following elements:

1)	Amend our FY’07 Q1 report to restate our F&M and E&C segment revenues for the same period of the prior year. This amendment will reflect the change in presentation of revenues between the two segments to provide comparability between the periods presented. In addition, we will make corresponding changes to Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the amended filing.

2)	As indicated above, we are changing our segments effective December 1, 2006 and our segment information for the quarterly period ended February 28, 2007 will reflect this change in the amended filing. In addition, we will revise our F&M and E&C segment revenues for the same period of the prior year to present segment information on a comparable basis with the current year segment presentation. We will also disclose the change in presentation of F&M and E&C segment revenues in the financial footnotes and in Part I, Item 2, “Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations.”

3)	In our conference call with the Staff on June 6, 2007, we discussed the potential proposal of filing a Form 8-K in order to present on a comparable basis prior period annual segment data in addition to the prior period quarterly segment information as proposed in 1) and 2) above. Upon further consideration of the significant cost and effort involved in completing such a recasting of segment information, and, while the change did impact the comparability of our presentation, we believe the impacts are not material to users of the consolidated financial statements. We propose instead that the prior year comparable segment information be incorporated prospectively in the Form 10-K for the year ending August 31, 2007. Also considering that the issuance of our Form 10-K for the next fiscal year is quickly approaching, we believe that it would be more practical to make the changes to the prior period annual segment disclosures the Staff has requested in our 2007 Form 10-K in lieu of amending our 2006 Form 10-K.

2. Please revise note 1 to the 8/31/06 financial statements to clearly disclose your accounting policy for segmenting revenues. See paragraph 21 of SOP 81-1.

Management response: We apply the segmenting criteria in paragraphs 39 to 41 of the AICPA’s Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1) to the identifiable portion of our contracts for pipe fabrication and steel erection services provided to our EPC customers by our F&M operating segment. We propose to the Staff the following actions to address the concerns expressed in your comments:

1)	Amend our FY’07 Q1 report to add: (a) the discussion of our significant accounting policies in our financial footnotes; and (b) a clarification of our accounting policy for segmenting revenues on construction-type contracts in the form of the sample disclosure set forth below in Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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Sample disclosure:

“Our EPC contracts may include services that we choose to subcontract to other Shaw operating segments, including significant subcontracts with our F&M segment to provide pipe fabrication and steel erection services. We segment revenues, costs and gross profit related to our significant F&M subcontracts that meet the criteria in SOP 81-1. Revenues recorded in our F&M segment under this policy are based on our historical prices and terms for such services to third party customers. This policy may result in different rates of profitability for each segment of the affected EPC contract than if we had recognized revenues on a percentage-of-completion for the entire project based on the combined estimated total cost of all EPC and pipe fabrication and steel erection services.”

2)	Include this disclosure in our future periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, beginning with our FY’07 Q2 report.

Non-GAAP Financial Measures

3. We have reviewed your response dated March 23, 2007, to our prior comment 4 in our letter dated February 16, 2007. Our concern is that you will continue to include this non-GAAP presentation in your future filings. It is also unclear how this disclosure is useful to investors. For example, it is unclear why it is useful to take out items such as foreign currency translation losses on Japanese bonds when this is reoccurring. Although we recognize the disclosure is included in MD&A, since the income statement is substantially reproduced, we see no clear distinction between this presentation and the general prohibition against showing non-GAAP measures on the face of the income statement. You are also not permitted to show a non-GAAP measure on the face of any pro forma presentation, which this appears to be, substantially. Finally, the presentation results in titles of non-GAAP financial measures that are the same as titles used for GAAP financial measures (e.g. net income). Refer to Questions 8 and 9 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available on our website at www.sec.gov. Your disclosure does not appear to comply with Item 10(3) of Regulation S-K. Please remove your disclosure in future filings.

Management Response: We will restate and remove the table of non-GAAP measures currently included in our FY’07 Q1 report. We propose to amend our FY’07 Q1 report to revise the non-GAAP financial measures to address the concerns expressed in your comments. We believe a discussion relating to the effects from our investment in Westinghouse is important to investors for the following reasons:

1)	We view our results of operations with and excluding the Westinghouse segment for the purposes of evaluating the performance and outlook of our other business segments.
2)	The Westinghouse segment includes items that have a significant impact on our results of operations, such as the foreign currency translation gains (losses) on JPY-denominated bonds, and items that would discontinue if we decide to exercise our put option related to our Westinghouse investment.

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3)	By discussing Shaw’s results with and without the Westinghouse segment, our results are clearer to understand and distinct trends are more transparent. Not discussing our results of operations with and excluding the Westinghouse segment would not be conducive to a clear understanding of Shaw’s results of operations.

We submit the following sample disclosure of MD&A for consideration by the Staff in response to the concerns raised in your comments.

Sample Disclosure:

“Net income decreased by approximately $53.0 million, or 162%, primarily due to the impact on our consolidated results of operations from our investment in Westinghouse, which is reflected in the Westinghouse segment. Excluding the impact on our consolidated results of operations from the Westinghouse segment, net income would have increased by approximately $17.7 million, or 54%, compared to the same period of the prior year primarily due to a decrease in gross profit from our E&I segment, increase in general & administrative expenses and an increase in other expenses.

The total impact from the Westinghouse segment on our consolidated results of operations for the three months ended November 30, 2006 was $49.3 million, pre-tax, and $35.3 million, net of tax. The Westinghouse segment did not exist in the three months ended November 30, 2005. The results of operations of the Westinghouse segment for the three months ended November 30, 2006 included: general and administrative expenses of $0.03 million; interest expense on Japanese Yen (“JPY”) denominated bonds including discount accretion and deferred financing cost amortization of approximately $4.6 million; foreign currency translation gains (losses) on JPY-denominated bonds, net, of approximately $30.6 million; amortization expense on put option related to our Westinghouse investment of approximately $5.8 million; amortization expense on commercial relationship agreement of approximately $1.6 million; change in fair market value of embedded foreign currency derivative instrument of approximately $6.7 million. Each of these items is included in our consolidated statement of operations for the three months ended November 30, 2006 after operating income (loss), except for general and administrative expenses.

We view our results of operations with and excluding the Westinghouse segment for the purposes of evaluating the performance and outlook of our other business segments. The Westinghouse segment includes items that have a significant impact on our results of operations, such as the foreign currency translation gains (losses) on JPY-denominated bonds, and items that would discontinue if we decide to exercise our put option related to our Westinghouse investment.”

Accounting for Equity Investment in Westinghouse

4. FIN35 elaborates on the requirement that, in order for an investor to use the equity method, the investor’s investment in voting stock must give it the ability to exercise significant influence over the operating and financial policies of an investee. It appears that Section 3.02 of the Shareholders Agreement (filed with the 10/18/06 8-K) contains specific provisions

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giving the Registrant the ability to exercise significant influence over the financial policies of Westinghouse. However, it does not appear that the Registrant’s voting stock gives it the ability to exercise significant influence over the operating policies of Westinghouse. The concerns expressed in our 2/16/07 letter are as follows:

•	The fact that Toshiba owns 77% of the voting stock of Westinghouse;
•	The apparent ability of Toshiba to unilaterally appoint the entire Board of directors of Westinghouse electric Company and the fact that the Registrant is not represented on the Board;
•	The apparent ability of Toshiba to unilaterally appoint all principal officers and senior vice presidents of Westinghouse Electric Company;
•	The provisions in the Shareholder Agreement whereby the Registrant has surrendered its rights to oppose Toshiba’s nominations to the board and Toshiba’s principal officer appointments;
•

The provisions in the Shareholder Agreement whereby the Registrant has surrendered its rights to vote for the removal of any directors or principal officers appointed by Toshiba, unless requested by Toshiba; and

•	The apparent unilateral ability of Toshiba to appoint the President who will “manage the business and affairs of and exercise the corporate powers of the Company.”

In our 4/13/07 letter, we also expressed a concern that neither the Shareholders Agreement nor any other applicable contract or law requires that Toshiba give Shaw the ability to vote on the following items:

•	Compensation of Westinghouse management;
•	Hiring and/or termination of Westinghouse management;
•	Approving Westinghouse operating budgets; and
•	Approving Westinghouse capital budgets.

Your 5/4/07 letter asserts an ability “to approve Westinghouse operating budgets and capital budgets” but we were unable to locate a contractual provision requiring that these budgets be formally approved by the holding companies and/or the Owner Board. Nor were we able to locate a contractual provision requiring that the Registrant be given the ability to vote on such approvals. The inability to vote on these key operational matters indicates that the Registrant’s voting stock investment does not provide an enforceable right to participate in the policy-making processes of Westinghouse. Therefore, we are unable to share your conclusion that the investment may be accounted for under the equity method. Please revise your accounting policy for this investment. Also, regarding our 1/16/07 letter, please note that Article 3-05 of Regulation S-X does not apply to investments accounted for under the cost method.

Management Response: We note your observations, but would like to respond by first highlighting all the relevant facts and circumstances related to this investment and the basis for our accounting conclusions.

Background

On October 16, 2006, two newly-formed acquisition companies (the “Acquisition Companies”), owned and capitalized by a total of $5.4 billion in equity contributions funded 77% by Toshiba Corporation (“Toshiba”), 20% by Shaw Group Inc (“Shaw”) (through its 100%-owned acquisition subsidiary, Nuclear Energy Holdings LLC

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(“NEH”), and 3% by Ishikawajima-Harima Heavy Industries Co. Ltd (“IHI”), acquired BNFL USA Group Inc. (also referred to as Westinghouse Electric Company LLC) and Westinghouse Electric UK Limited and their subsidiaries (collectively “Westinghouse”) from British Nuclear Fuels plc (“BNFL”). Shaw obtained financing for its equity investment through the Japanese-market private placement, on October 13, 2006, of approximate $1.08 billion face value of Japanese Yen (“JPY”) denominated bonds (the “Westinghouse Bonds”).

Shaw also paid cash of approximately $50.5 million and a promissory note of $2.5 million for the remaining acquisition price and fees related to the acquisition. The total price paid by Shaw, including deferred financing costs related to the Westinghouse Bonds, was $1.102 billion.

The Westinghouse transaction was effectuated through the Acquisition Companies (funded by Toshiba, Shaw and IHI as described above), which consisted of two holding companies, Toshiba Nuclear Energy Holdings – US (“Toshiba NEH –US”), and Toshiba Nuclear Energy Holdings – UK (“Toshiba NEH –UK”). Toshiba NEH-US acquired a 100% interest in Westinghouse Electric Company LLC (“WEC”), and Toshiba NEH-UK acquired a 100% interest Westinghouse Electric Company UK. The structure of the two holding companies is identical, and collectively it represents the Westinghouse investment. Hereinafter, the US organization will be described in detail to explain the entity structure and relationship, as the structure is the same for Toshiba NEH-UK.

Toshiba NEH-US, which owns 100% of WEC, manages its ownership through the actions of the President of Toshiba NEH-US, who is subject to the oversight and control of a Board of Directors composed of three members. Two of the Directors are appointed by Toshiba, representing 77 votes, and the remaining Director is appointed by Shaw, with 20 votes. In addition, an Owner Board is formed per the Shareholders Agreement to serve as an advisory committee to both the Board of Directors of Toshiba NEH-US and the President of Toshiba NEH-US.

The following illustration summarizes the relationship described above:

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Toshiba NEH-US is charged under the Shareholders Agreement to ensure its business and affairs shall be managed by and corporate powers exercised by or under the direction of the Board of Directors to the extent required by the general corporate law of the State of Delaware or as set forth in the Shareholders Agreement. The sole asset of Toshiba NEH-US is the investment in Westinghouse.

Westinghouse is charged with conducting the operations of Westinghouse, which is involved in providing nuclear services, maintenance and construction of nuclear operations worldwide.

Assets Acquired

We acquired 20% of the voting common stock in Toshiba NEH-US (which in turn collectively owns 100% of Westinghouse). In connection with and concurrent with our investment in Toshiba NEH-US, we entered into a JPY-denominated Put Option Agreement (the “Put Option”) that provides to us an option to sell all or part of our 20% equity interest in Toshiba NEH-US to Toshiba for 97% of the original JPY-equivalent purchase price, approximately 124.68 billion JPY (the equivalent of approximately $1.04 billion at October 16, 2006 exchange rates).

Additionally, in connection with our investment in Toshiba NEH-US and related agreements, we executed a Commercial Relationship Agreement (the “CRA”) which provides us with certain exclusive opportunities to participate in projects where we would perform engineering, procurement and construction services on future Westinghouse advanced passive AP 1000 nuclear power plants, along with other commercial opportunities, such as the supply of piping for those units. The term of the CRA is six years, and it has renewal provisions. Our opportunities to participate in projects sourced before exercise of the Put Option survives the termination of the

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CRA. If, upon our exercise of the Put Option, we put more than 5% of our equity interest in Toshiba NEH-US to Toshiba, the CRA may be terminated.

Accounting Guidance

Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (APB 18), provides in paragraph 17 that “… the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in common stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock.” Paragraph 17 further states that “in order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee.” Thus, we are presumed to have significant influence over Toshiba NEH-US because we own 20% of the voting common stock.

In a speech regarding the application of the equity method of accounting (1999) by Paul Kepple, then a SEC Professional Accounting Fellow, Mr. Kepple discussed the SEC staff’s view regarding “in particular, fact patterns such as an investment in common stock just under the 20 percent threshold established in APB 18 regarding the presumption of significant influence, or an investment in common stock of less than 20 percent coupled with one or more contractually provided board of directors seats.” Mr. Kepple states that the Staff does not apply a bright line test to the application of APB 18. When considering whether the application of the equity method of accounting is required for an investment in common stock, the SEC Staff has evaluated:

1)	The nature and significance of the investments, in any form, made in the investee. The Staff will consider whether the investor has other forms of investments or advances in determining whether significant influence results;
2)	The capitalization structure of the investee. The analysis would consider how critical the investments made by the investor are to the investee’s capitalization structure;
3)	Voting rights, veto rights, and other protective rights held by the investor. The greater the ability of the investor to participate in the financial, operating, or governance decisions made by the investee, via any form of governance rights, the greater the likelihood that significant influence exists. {emphasis added}
4)	Participation on the investee’s board of directors (or equivalent), whether through contractual agreement or not; and
5)	FIN 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock.

As part of our analysis, we also reviewed the guidance in FASB Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock (FIN 35). Paragraph 3 states:

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“Evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee’s operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies stands until overcome by predominant evidence to the contrary.” {emphasis added}

We believe, as do our independent advisors, that the presumption in FIN 35— that an investor owning 20% or more of the voting stock of an investee has the ability to exercise significant influence over the investee’s operating and financial policies— is consistent with the generally accepted view that ownership of 20% or more of the voting stock of an investee requires the investor to follow the equity method of accounting under APB 18. The exception in FIN 35 is invoked only when, after an evaluation of all the facts and circumstances relating to the investment, there is predominant evidence that an investor is unable to exercise significant influence. Further, FIN 35 paragraph 4 lists five specific examples of when a 20% investor may be unable to exercise significant influence. We set forth each of these five examples and our analysis of them below (with reference to the sections of the Shareholders Agreement, as appropriate):

“a.	Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor’s ability to exercise significant influence.”

Neither Westinghouse nor Toshiba has complained to a governmental regulatory authority or taken legal action to challenge our ability to exercise significant influence.

“b.	The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder.”

The Staff has focused on the provisions below as evidence that Shaw has surrendered significant rights. As discussed below, we do not believe that these provisions, individually or in the aggregate, constitute predominant evidence that Shaw does not have significant influence.

Section 3.01(c) provides that “Each Shareholder agrees that it will not vote, or grant any consent with respect to, any of its Shares in favor of the removal from the Board of any Director elected at the request of the other Shareholders unless the Shareholder entitled to nominate such Director shall have consented to such removal in writing. Each Shareholder agrees to cause to be called, if necessary, a special meeting of the Shareholders of the Company and to vote all of the Shares directly or indirectly beneficially owned by such Shareholder for, or to take all actions by written consent in lieu of any such meeting necessary to cause, the removal of any Director from the Board if the Shareholder which nominated such Director requests in a writing, signed by such Shareholder, such Director’s removal for any reason.”

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While the above condition indicates that we agree not to oppose Toshiba’s Board of Director nomination, it is important to note that Toshiba cannot oppose our Board of Director nomination as well. Since Toshiba has 2 of the 3 votes, they would normally have control, however, we believe the fact that Toshiba agrees to accept our Director is a clear indicator of our significant influence because Toshiba agrees to accept our Director. Due to the reciprocal nature of these provisions, Toshiba has, in fact, surrendered rights to Shaw. Without these provisions, we could not be assured of representation on the Board.

Section 3.03(b) provides that “Toshiba US shall be entitled to nominate the Principal Officers after consulting with other Shareholders, and each Shareholder agrees that it (i) will cause the Directors nominated by it to vote for the appointment of such nominees and (ii) will not, and will cause the Directors nominated by it not to, vote, or grant any consents with respect to, any of its Shares in favor of the removal of any Principal Officer unless Toshiba US shall have consented to such removal in writing. Each Shareholder agrees to, and will cause the Directors nominated by it to, cause to be called, if necessary, a special meeting of the Shareholders of the Company and to vote all of the Shares directly or indirectly beneficially owned by such Shareholder for, or to take all actions by written consent in lieu of any such meeting necessary to cause, the removal of any Principal Officer if Toshiba US requests in a writing, signed by Toshiba US, such Principal Officer’s removal for any reason. If, as a result of death disability, retirement, resignation, removal or otherwise, the office of any Principal Officer shall be vacant, Toshiba US shall within 30 days of such event notify the Board in writing of a replacement, and upon such nomination (whether before or after such 30-day period) all Shareholders shall, and shall cause the Directors nominated by it to, promptly take all actions necessary to ensure the appointment of such replacement, if necessary, calling a special meeting of Shareholders and voting their Shares there at, or executing any written consent in lieu thereof, in favor of the appointment of such nominee”

We do not believe that the above Section surrenders significant rights. Absent the referenced Sections, due to our relative voting power, we would not have the power to block Toshiba’s nominations or cause their removal. Moreover, Section 3.03(b) specifically requires Toshiba to consult with the other Shareholders prior to nomination. Accordingly, despite our minority ownership, we have a contractual right to provide input into the nominations process, a right that we would not necessarily have absent this provision.

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In its May 29, 2007 letter, the Staff also notes (A) the apparent ability of Toshiba to unilaterally appoint the entire Board of Directors of Westinghouse Electric Company and (B) the apparent ability of Toshiba to unilaterally appoint all principal officers and senior vice presidents of Westinghouse.

The matters described in (A) above are addressed in Section 4.05(c) of the Shareholders Agreement, which clearly specifies that the board of directors of Westinghouse shall be nominated by the sole owner of Westinghouse (Toshiba NEH-US) in accordance with the designation of its Board of Directors. Although Shaw cannot control the appointment of the Westinghouse board of directors, by virtue of our representation on the Board of Directors we have input into that decision. With respect to the matters described in (B) above, the Westinghouse board of directors nominates the principal officers and senior vice presidents, based on the designation of same by the President of Toshiba NEH-US.

Section 4.05(b) provides that “All Principal Officers and senior vice presidents of WEC shall be nominated by the WEC Board of Directors based on the designation by the President of the Company. The President of the Company will notify to the other Shareholders its designation in advance.”

As noted in Section 4.05(b) above, the President will notify the Shareholders in advance who the designations for the officers of Westinghouse are before the Westinghouse Board nominates those officers. Although we do not have a seat on the Westinghouse Board, we do not believe this is particularly relevant because the President of Toshiba NEH-US’s actions in nominating all Principal Officers and senior vice presidents, as well as all other matters, are governed by the Board of Directors, where we have one of the three Board seats. Although it is accurate that Toshiba has the lead role in nominating the President himself, we reiterate that we have a significant role in that process through our contractual consultative rights. We therefore exercise our significant influence with the President of Toshiba NEH-US, who has the power of nominating to the Board of Directors of Westinghouse such positions.

Taking into consideration the totality of the provisions in the Shareholder Agreement dealing with representation on the governing bodies, we do not believe we have surrendered significant rights under any of the agreements.

“c.	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.”

Although the 77% majority owner is one company (Toshiba), it does not operate Westinghouse without regard to our views.

Section 3.01(a) states “In accordance with the provisions of the Organizational Documents, the business and affairs of the Company shall be managed by and corporate powers shall be exercised by or

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under the direction of the Board solely to the extent required by the DGCL (General Corporation Law of the State of Delaware) or as set forth herein. To the extent not so required, the business and affairs of the Company shall be managed by and corporate powers shall be exercised by or under the direction of the President.”

The Company is a defined term in the Shareholders Agreement referring to Toshiba NEH-US and the Board refers to the Board of Directors of Toshiba NEH-US. As noted above, as required by DGCL, the business and affairs of Toshiba NEH-US are exercised under the direction of the Board of Toshiba NEH, of which Shaw is represented by a Director. Although the President of Toshiba NEH-US, who is appointed by Toshiba, manages the business and affairs not required by DGCL, the actions of the President of Toshiba NEH-US are governed by the Board of Directors, of which Shaw is a Director.

Section 3.01(e) “Meetings of the Board and general Shareholder meetings shall be presided over by the President. One of the two Directors nominated by Toshiba US shall be the President. A majority of the members of the Board then in office, provided such number includes at least one Director nominated by Toshiba US, shall constitute a quorum for the transaction of business at any meeting of the Board, and all actions of the Board shall require the affirmative approval of at least a majority of the votes of the Board to be cast at the relevant Board meeting. Each Director present at a meeting of the Board or any committee thereof shall have a number of votes at such a meeting equal to (a) the Ownership Percentage of all classes of stock of the Company, considered as a single class, owned by the Shareholder which nominated such Director for election to the Board, divided by (b) the number of Directors so nominated by such Shareholder who are present at such meeting. (By way of illustration, based on the Ownership Percentages as of the Closing Date, the Director nominated by Shaw would have 20 votes while the Directors nominated by Toshiba US who actually attend the meeting would collectively have 77 votes in the aggregate. As for Toshiba US nominated Directors, if two of them attend, then each would have 38.5 votes; if only one attends, he would have 77 votes.) In the event there is a vacancy on the Board and an individual has been nominated to fill such vacancy, the first order of business at any meeting held during such time shall be to fill such vacancy.”

Toshiba has two of the three Board seats, with 77 combined votes, and Shaw has the one remaining Board seat, with 20 votes. We believe Sections 3.01(a) and 3.01(e) provide us with a direct vote on operating policies as contemplated under FIN 35.

Section 3.02(a) sets forth that “There shall be constituted an advisory committee for the Board and the President (the “Owner Board”) which shall, pursuant to authorization by the Board and to the extent permitted by the DGCL, have the following functions and responsibilities:

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(i)	To advise as to the administration and supervision of matters regarding the Westinghouse Group;
(ii)	To advise as to the resolution of any matters relating to the Company and brought to it which may have a Material Adverse Effect on any Shareholder;
(iii)	To provide the Board and/or the President with general and universal advice and supervision for the business supervision of the Westinghouse Group; and
(iv)	To do such other functions and responsibilities as may be assigned by the Board.

The Board and the President shall duly consider any opinion or recommendation made by the Owner Board.”

Section 3.02(c) provides “The Owner Board shall initially consist of three voting members (the “Owner Board Members”) and the Chairman of the Owner Board (the “Owner Board Chairman”), provided, however, that the number of the voting members shall increase on a one-by-one basis if the number of Shareholders increases. Each Shareholder (for the avoidance of doubt, including Toshiba US) shall be entitled to appoint one Owner Board Member (who needs not be a Director) by notifying the Board in writing, and the President (as nominated by Toshiba US in accordance with Section 3.03(a)) shall serve as the Owner Board Chairman.”

Section 3.02(f) provides that “Each Owner Board Member present at a meeting or acting by written consent (other than the Owner Board Chairman) shall have a number of votes equal to the percentage ownership of the stockholder which appointed such person as an Owner Board Member; provided, however, that the Owner Board Chairman shall have no voting rights. Except as provided in the immediately following sentence, all actions of the Owner Board shall require the affirmative approval of at least a majority of the votes entitled to be cast at meetings of the Owner Board. Notwithstanding the foregoing, none of the following specified actions may be taken by the Company, the Board, the Owner Board or any member of the Westinghouse Group without the vote of Owner Board Members holding voting rights at least 1% in excess of the Ownership Percentage of Toshiba US and any Affiliate thereof at the time the vote is taken (i.e, initially, seventy-eight percent (78%):

(i)	the issuance of any Equity Securities of the company to any Person, other than pro rata issuances of Equity Securities to the Shareholders;
(ii)	the issuance by the Company of any Class A shares, Class B Shares or any other Equity Securities which have dividend preferences;

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(iii)	the issuance of any Equity Securities in any member of the Westinghouse Group to any Person other than to members of the Westinghouse Group, which will result in the change of Control of such member of the Westinghouse Group;
(iv)	the acquisition or disposition by any member of the Westinghouse Group of assets or property with a value in excess of ten million dollars ($10 million ), other than in the ordinary course of business or the one already described in Schedule A attached hereto or the relevant annual Budget;
(v)	the incurrence by any member of the Westinghouse Group of indebtedness for borrowed money in the amount of ten million dollars ($10 million ) or more, other than in the ordinary course of business or the one guaranteed by Toshiba or the one already described in the relevant Annual Budget;
(vi)	any dissolution, liquidation or petition for voluntary bankruptcy of the Company or any member of the Westinghouse Group;
(vii)	any merger, consolidation, restructuring, acquisition, disposition or similar transaction involving the Company or any member of the Westinghouse Group whose total value exceeds twenty percent (20%) of the then fair market value of the Westinghouse Group’s total consolidated assets;
(viii)	the settlement of any Dispute or litigation or assumption of any obligation or liability with a value in excess of ten million dollars ($10 million ) or more, other than in the ordinary course of business; and any material changes to the tax or accounting policies of the Company or the Westinghouse Group.”

The Owner Board has an important and critical relationship with the President and to the Board of Directors of Toshiba NEH-US. It serves as its counsel on all critical matters. It is charged in Section 3.02(a)(iii) to “provide the Board and/or the President with general and universal advice and supervision for the business supervision of the Westinghouse Group.” We are a voting member of the Owner Board. This section also states, “The President shall duly consider any opinion or recommendation made by the Owner Board.” We believe we have additional influence through our Owner Board membership. When combined with our seat on the Board of Directors (which is considered an indicator of significant influence under item e. below), we believe this clearly provides us with significant influence over the entity that controls and consolidates Westinghouse.

On March 24, 2000, Lynn Turner, former Chief Accountant of the SEC, gave a speech at the European FASB-SEC Financial Reporting Conference in Frankfurt, Germany. One area of emphasis in this speech was a review of IAS 28, Accounting for Investments in Associates (IAS 28). Mr. Turner stated that, “Although IAS 28 does not include the examples outlined in FIN 35, the staff believes that the examples in FIN 35 generally would be indicators of a lack of

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significant influence under IAS 28.” In particular, Mr. Turner highlighted corporate governance, whereby certain enterprises have a two-board structure - a supervisory board (our Owner Board) and a management board (Westinghouse Electric Company LLC).

“Recently we were asked to concur with use of the cost method of accounting for an investee where an investor had over 20% of the equity of the investee, and where employees of the investor were members of the supervisory board of the investee. The investor asserted that participation in the supervisory board, rather than the management board, overcame the presumption of an ability to influence the investee because the supervisory board is not responsible for day-to-day management of a company. The staff disagreed with the investor’s assertion. The supervisory board may not make the day-to-day decisions, which generally are the responsibility of the management board. However, we believe that the supervisory board does participate in an entity’s decision-making process. The staff believes that participation on a supervisory board confirms rather than rebuts an investor’s ability to influence an associate.”

We believe this speech supports our position that our membership on the Owner Board, especially when combined with our Board of Directors seat and our participation in the Coordination Office described below, provides us with significant influence.

“d.	The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.”

Section 5.03(a) provides that “The Company’s fiscal year shall begin on April 1 and end on March 31 of the following year. As soon as practicable following the end of each fiscal year of the company, but in any event within 75 days after the end of each fiscal year (unless the Company obtains an extension from the Shareholders, which shall not be unreasonably delayed or withheld), the Company shall cause to be prepared and furnished to each Shareholder, at the Company’s expense, consolidated financial statements consisting of a balance sheet, profit and loss account and cash flow statement of the Company and its subsidiaries including financial notes thereto, for such fiscal year, in each case setting forth comparative figures for the preceding fiscal year (except with respect to the initial such financial statements, for which a prior period comparison will not be required), and certified by independent certified public accountants of a Big Four Accounting Firm as to fairness of presentation, consistency and preparation in accordance with US generally accepted accounting principles (“GAAP”) audited in accordance with US generally accepted auditing standards.”

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Section 5.03(b) provides that “No later than 40 days following the end of each fiscal quarter (unless the Company obtains an extension from the Shareholders, which shall not be unreasonably delayed or withheld), the Company shall cause to be prepared and furnished to each Shareholder, at the Company’s expense, unaudited consolidated financial statements of the Company and its subsidiaries including financial notes thereto, in each case setting forth comparative figures for the related periods in the prior fiscal year (except with respect to financial statements provided for the initial four quarters, for which prior period comparisons will not be required) and certified by the Company as to preparation in accordance with GAAP (except for the absence of notes thereto).”

We believe that Section 5.03(a) and Section 5.03(b) of the Shareholders Agreement specifically states that the Company will furnish consolidated financial statements to each Shareholder simultaneously. Accordingly, we have equal access to the financial information of the Company as Toshiba.

“e.	The investor tries and fails to obtain representation on the investee’s board of directors.”

Section 3.01 (b) provides that “The initial Board shall consist of three members, two of whom shall be nominated by Toshiba US, and one of whom shall be nominated by Shaw Sub. In the event that a Person acquires Shares and such Person’s Ownership Percentage exceeds 10%, then Toshiba US may provide such a Person with the right to nominate one Director and the total number of the Directors shall increase by such number; provided, however, that Toshiba US shall have the right to nominate such a number of the Directors as represent at least a majority of the member of the Board so long as Toshiba US’s Ownership Percentage is 51% or more. If at any time the Ownership Percentage of Shaw Sub is less than 10%, Shaw Sub shall lose the right to nominate one Director and promptly cause the Director nominated by it to resign from the Board, and the number of Directors will be immediately reduced by such number. Each Shareholder agrees that it will vote its Shares or execute consents, as the case may be, and take all other necessary action (including, if necessary, causing the company to call a special meeting of Shareholders) in order to ensure that the composition of the Board is at all times as set forth in this Section 3.01 and that the nominees provided herein are elected to the Board. The members of the Board shall be the same as those of the UK Acquisition Co.’s Board.

Per Section 3.01 (b), we are one of the three Directors of the members of the Board of Directors. In addition, our Board member is our CEO, and he actively participates in the performance of the Board’s duties. We believe that the fact that we lose our ability to nominate a Director if our ownership falls below 10% is an indication that our current ownership of 20% provides for

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significant influence over the operating and financial policies of Westinghouse through the Director nomination.

FIN 35, paragraph 4 concludes by stating:

“This list is illustrative and is not all-inclusive. None of the individual circumstances is necessarily conclusive that the investor is unable to exercise significant influence over the investee’s operating and financial policies. However, if any of these or similar circumstances exists, an investor with ownership of 20 percent or more shall evaluate all facts and circumstances relating to the investment to reach a judgment about whether the presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies is overcome. It may be necessary to evaluate the facts and circumstances for a period of time before reaching a judgment.” {emphasis added}

We believe the last sentence of paragraph 4 clearly indicates that if an investor owns 20% or more of the voting stock, then if it takes additional time to evaluate all the facts and circumstances of the agreements, the investor should apply equity method accounting until it completes that evaluation. The evaluation of all facts and circumstance is not just reading a contract in a vacuum in order to determine whether significant influence does not exist. We believe that the actual management of Westinghouse operations in the six months subsequent to the acquisition in October 2006 provides evidence that supports our conclusion that we have significant influence. For example, Toshiba has requested our approval of the Westinghouse budget, as demonstrated by e-mails attached (please note that pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are requesting that the copies of correspondence that we have provided be kept confidential).

We also considered the guidance in EITF 96-16: “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” which addresses the issue of when an investor has a majority of the voting interest but the minority shareholders have certain approval or veto rights. Thus, it is specifically focused to address significant participating rights as it relates to minority shareholders for determining whether the majority shareholder has control for purposes of consolidation under FAS 94: “Consolidation of All Majority-Owned Subsidiaries”. It does not address the question of whether an investor has significant influence in determining the cost v. equity method of accounting.

Business Relationship between Shaw and Westinghouse.

Overview of Sources of Significant Influence:

We believe when viewing all the facts and circumstances of the Westinghouse transaction in their totality, that we are able to exercise significant influence through:

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a)	Our voting participation on the Board of Directors of Toshiba NEH-US which is responsible for the corporate governance and management of its investment in Westinghouse;
b)	Our voting participation on the Owner’s Board of the Board of Directors, which has minority-protection rights over major actions of Westinghouse as well as approves tax and accounting policies for the Westinghouse;
c)	The CRA and the Consortium Agreements between Westinghouse and us that provide for extensive intercompany transactions. This is evidenced by the recent agreement to build four (4) nuclear plants in China, which we expect to result in billions of dollars in revenues for both parties;
d)	The Coordination Office between the Shareholders and Westinghouse is designed and operates to identify mutual opportunities and synergies between the parties;
e)	The technological dependency imbedded in our workforce for the engineering and construction of nuclear plants, which is the impetus for the transactions and the CRA;
f)	Our Put Option, which allows us to put back our $1 billion investment in Westinghouse to Toshiba at our sole discretion.

Toshiba has provided us the ability to vote relating to the Westinghouse budget through (1) our membership on the Board of Directors of Toshiba NEH-US, where we have 21% voting rights, and (2) our membership on the Owner Board to Toshiba NEH-US, where we have 20% voting rights. Our member appointed to the Board of Directors of Toshiba NEH-US and also appointed to the Owner Board is The Shaw Group Inc. Chairman, Chief Executive Officer, and President, J. M. Bernhard, Jr.

Implementation of the Business Plan:

Article 4.03(b) of the Shareholders Agreement provides that the Board of Directors shall cause the Westinghouse Group to prepare a mid-term business plan which is expected to cover a period of five years, in a manner similar to the preparation of the Annual Budget. The Owner Board of Toshiba NEH-US shall be responsible for monitoring the implementation of the Business Plan not less often than annually.

Evidence of Shaw Exercising Significant Influence over recent Business Plan:

Evidence of Shaw exercising significant influence exists in Shaw’s approval of the five year business plan which was approved by the Owner Board on February 28, 2007. As part of the approval process for the mid-term business plan of Westinghouse, Toshiba NEH-US requested that the Business Plan be approved by the Owner Board and formally endorsed by the Board of Directors of Toshiba NEH-US, one of whom represents Shaw.

Thus, the Shareholders Agreement provides the mechanism for the Board of Directors of Toshiba NEH-US and the Owner Board of Toshiba NEH-US to cause to be prepared and monitor the annual budget and business plans of Westinghouse. By operation, this has been effectuated by Shaw’s written consent to the approval in the Owner Board meeting of February 28, 2007 and in the resolution of the Board of Directors of TNEH (please note that pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are

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requesting that the copies of the resolution that we have provided be kept confidential).

Commercial Relationship Agreement Influence:

As noted above, the CRA provides us with certain exclusive opportunities to participate in projects where we would perform engineering, procurement and construction services on future Westinghouse advanced passive AP 1000 nuclear power plants, along with other commercial opportunities, such as the supply of piping for those units. Since the CRA terminates in the event our equity interest drops below 5%, the equity interest is directly related to the CRA and provides us with a significant economic relationship with Westinghouse, and influence on Westinghouse, in providing services to our customers on advanced passive AP 1000 nuclear plants and other projects.

Coordination Office Influence:

The interrelationship of the parties and the ability to exercise significant influence can also be evidenced by our rights to participate in the Coordination Office, as set forth in Section 4.06 of the Shareholders Agreement. Westinghouse has established a Coordination Office, the function of which is 1) supporting creation of synergy between the shareholders business and the Westinghouse Group business; 2) identifying and developing business opportunities for the shareholders in Westinghouse; and 3) managing day-to-day communications with the shareholders. Each shareholder also has the right to send at least one staff to the Coordination Office. We believe the Coordination Office provides with significant additional influence with respect to our Investment in Westinghouse.

Put Option Influence:

As also noted above, our Put Option provides us an option to sell all or part of our 20% equity interest in Toshiba NEH-US to Toshiba for 97% of the original JPY-equivalent purchase price. We therefore have significant economic influence by virtue of our equivalent $1 billion cash call which we may exercise at any time, including if we are dissatisfied with our ability to exercise sufficient control over our investment. In light of Toshiba’s recent press releases, it is important to note the market was concerned that Toshiba overpaid for Westinghouse at $5.4 billion. Toshiba represented to the market that it would sell down close to 50%, and only hold the rest. One 20% investor, Mitsui, backed out. Toshiba has received much criticism for holding 77%, not the 57% the market was expecting. Thus, it has $1.1 billion more debt than the market expected.

Summary:

Both APB 18 and FIN 35 indicate a presumption that in the absence of evidence to the contrary, the investor has the ability to exercise significant influence when it owns (directly or indirectly) 20 percent or more of the outstanding voting securities of the investee. Further, in reviewing EITF 96-16, we do not believe that an investor owning 20% or more of the voting interest is required to possess significant participating rights in order to have significant influence for purposes of determining the utilization of the equity method of accounting. To require such, we believe would be contrary to the guidance and presumptions established in APB 18 and FIN 35. We continue to believe we have the ability to exercise significant influence over our Westinghouse

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investment after consideration of all the facts and circumstances as noted above and after consideration of the specific factors identified by the Staff. Based upon our ability to influence operating policies through our voting membership on the Owner Board and the Board of Directors of Toshiba NEH-US, as well as the other relationships described above, we continue to believe that we exert significant influence over the operating and financial policies of our investment. We believe that when applying the guidance in FIN 35, taking into account all the facts and circumstances of the transaction, the presumption in APB 18 of significant influence is not overcome by predominant evidence to the contrary. Finally APB 18, paragraph 10, states that “the equity method of accounting more closely meets the objectives of accrual accounting than does the cost method since the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee.” Because of the significance of our investment in Westinghouse, we believe the users of our financial statements benefit from seeing the additional information presented under the equity method of accounting.

Accounting for the Westinghouse Put Option

5. We understand that Westinghouse is owned by 2 holding companies and that Toshiba owns approximately 77% of both holding companies and that the registrant owns approximately 20% of both holding companies. We understand that, as a condition to the Registrant’s agreement to acquire its interest in the holding companies, Toshiba was required to give the Registrant a Put Option with respect to its 20% interest. The terms of the put option are described on p.11 of the 11/30/06 10-Q. We understand that the Registrant has determined that the put Option contains an embedded foreign currency derivative instrument.

We understand that pursuant to the Investment Agreement, the Registrant paid approximately $1.2 billion to Toshiba in exchange for the 20% interest in the holding companies and for the Put option and customer Relationship Agreement (CRA). We understand that the Investment Agreement cites a single purchase price for the transaction and that no separate consideration was paid for either the Put Option or for the CRA. We understand that the Registrant has allocated the $1.2 billion purchase price to the equity interest, the Put option, the embedded derivative, and the CRA. We understand that the amounts allocated to the Put option and to the CRA are being amortized over 6 years using the straight line method. In your 3/23/07 letter, you have represented that the Put Option is outside the scope of SFAS 133, SFAS 142, and the SFAS 115. If there is no authoritative accounting literature allowing for the Put Option to be valued and recognized separately from the underlying shares, then we are unable to conclude that asset recognition is permitted and/or discretionary. Based on your analysis, the $1.2 billion purchase price may only be allocated to the CRA, any SFAS 133 embedded derivatives, and to the 20% equity interest. No amount may be allocated to the Put Option.

Management Response: We note your observations, but would like to respond by first highlighting all the relevant facts and circumstances related to the Put Option and the basis for our accounting conclusions.

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Overview

The Put Option Agreements (“Put Option”) are between our 100% owned subsidiary, NEH, and Toshiba. As described in Note 2 of our Form 10-Q for the quarterly period ended November 30, 2006, the Put Option provides us the option to sell all or part of our shares to Toshiba for 97% of our original JPY-equivalent purchase price. Specifically, in Section 2.1 of the Put Option (Exhibits 10.2 and 10.3), it states:

“NEH shall have the right and option to sell to Toshiba or its permitted assignee, and upon the exercise of such right and option Toshiba or its permitted assignee shall have the obligation to purchase from NEH, all of the Shares identified in the Put Exercise Notice.”

NEH’s put right is to Toshiba, not Toshiba NEH-US. Thus, the counterparty to NEH’s underlying investment (i.e., Toshiba NEH-US) is different from the counterparty to NEH’s Put Option (i.e., Toshiba). The Put Option has a finite life of six years, whereas the common shares do not. We believe these facts distinguish our investment from an investment in redeemable common shares.

Accounting Guidance

Before addressing the myriad of applicable Financial Accounting Standards literature relevant to the determination of a Put Option as an asset, it is useful to note the definition of an asset under FASB Concept Statement No. 6 (CON 6). We believe the Put Option clearly meets the definition of an asset under CON 6. CON 6, paragraph 25, defines assets as "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events". An asset has three essential characteristics:

“1.	it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows,”

We will receive a future benefit of approximately $1.05 billion and the fair value of the investment at that time if we exercise the Put Option between years 3 and 6.

“2.	a particular entity can obtain the benefit and control others’ access to it, and”

We have complete control over the future benefit to be derived from the exercise of the Put Option. The Bondholders’ ability to require the exercise of the Put Option sooner, in limited circumstances (i.e. Toshiba’s credit rating drops to Ba3 or lower by Moody’s; we experience a change in control; or we become insolvent, in liquidation or in voluntary or involuntary reorganization) could affect the timing of the exercise of the Put Option, but we would still receive the benefit from the exercise of the Put Option.

“3.	the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.”

The transaction occurred on October 16, 2006.

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Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. The following paragraphs highlight analogous GAAP that support our asset conclusion.

The Put Option is an “option” as defined in the 1986 AICPA Issues Paper, Accounting for Options (the “Issues Paper”), paragraph 12. The Issues Paper was effectively a survey of existing practices to account for option agreements. The general recommendation of the Issues Paper was that option agreements should be recognized at fair value. However, the recommendations of the Issues Paper were never specifically acted upon, thus implying that all of the accounting practices as surveyed in the Issues Paper could still be appropriate methods. The other methods described in the “survey” are a) value at cost and provide an adjustment to the lower amount of cost or market each period, b) initially record the asset at cost and assess it for impairment each period, and c) initially record the asset at cost and systematically amortize the asset over time. Method c) is the same method as used under SFAS 142: “Goodwill and Other Intangible Assets” below.

The Put Option meets the definition of an equity security, as defined in SFAS 115: “Accounting for Certain Investments in Debt and Equity Securities”, Appendix C, which is a type of investment asset:

“Any security representing an ownership interest in an enterprise (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, and call options) or dispose of (for example, put options) an ownership interest in an enterprise at fixed or determinable prices. However, the term does not include convertible debt or preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor.”

The Put Option meets the definition of a financial instrument under SFAS 133: “Accounting for Derivative Instruments and Hedging Activities”, Appendix F:

“Cash, evidence of an ownership interest in an entity, or a contract that both:

a.	Imposes on one entity [Toshiba] a contractual obligation (1) to deliver cash or another financial instrument to a second entity (us) or (2) to exchange other financial instruments on potentially unfavorable terms with the second entity

b.	Conveys to that second entity (Shaw) a contractual right (1) to receive cash or another financial instrument from the first entity or (2) to exchange other financial instruments on potentially favorable terms with the first entity (Toshiba).”

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The Put Option is a legal contract that we acquired as part of the overall transaction and would be viewed as a type of intangible asset. Per SFAS 142, paragraph 9, “The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.” Paragraph 11 states, “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” By analogy to this standard, we would amortize the cost of the Put Option over its useful life – in this case the term of the Put Option which is approximately six years. This approach is consistent with cost basis historical accounting and reflects an allocation of the costs in a systematic and rational manner. Amortization provides a conservative accounting treatment to virtually ensure that at no point in the life of the arrangement a loss would need to be recognized. SFAS 142, Appendix F, defines an intangible asset as:

“Assets (not including financial assets) that lack physical substance. (The term intangible assets is used in this Statement to refer to intangible assets other than goodwill.)”

The Put Option meets the definition of a financial asset (which is essentially defined the same as a financial instrument under SFAS 107: “Disclosures about Fair Value of Financial Instruments” and SFAS 133) under both SFAS 140: “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125” and SFAS 141 Appendices, even though this transaction does not meet the definition of a business combination:

“Cash, evidence of an ownership interest in an entity, or a contract that conveys to a second entity a contractual right (a) to receive cash or another financial instrument from a first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity (FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, paragraph 3(b)).”

SFAS 141, paragraph 7, states that “acquiring assets in groups requires not only ascertaining the cost of the asset (or net asset) group but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group.” EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations,” indicates in paragraph 8 that SFAS 141 did not affect the consensus reached. In particular, paragraph 3 states:

“For purposes of applying this consensus, the Task Force agreed that:

a.	An acquired financial asset should be recorded at fair value, an acquired asset held for disposal should be recorded at fair value less cost to sell, and deferred tax assets should be recorded at the amount required by Statement 109.”

We believe SFAS 140 and 141, when combined with EITF 98-11, clearly support the recognition of the Put Option as an asset.

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SFAS 133, paragraph 349, discussed the concept of “synthetic instrument” accounting, whereby two or more distinct financial instruments are combined because they have synthetically created another single cash instrument. It is important to note that, paragraph 350 concluded that:

“The Board decided not to allow synthetic instrument accounting because to do so would be inconsistent with (a) the fundamental decision to report all derivatives in the financial statements, (b) the fundamental decision to measure all derivatives at fair value, (c) the Board’s objective to increase the transparency of derivatives and derivative activities, and (d) the Board’s objective of providing consistent accounting for all derivative instruments and for all hedging strategies. Synthetic instrument accounting also is not conceptually defensible because it results in netting assets against liabilities (or vice versa) for no reason other than an asserted "connection" between the netted items.”

As such, we do not believe our investment in the common stock of Toshiba NEH-US should be combined with the Put Option. In addition, SFAS 150, paragraph 11 states:

“A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.”

Thus we believe SFAS150 paragraph 11 also supports our position that the Put Option is recognized as an asset. Finally, paragraph 14 states:

“A freestanding financial instrument that is within the scope of this Statement shall not be combined with another freestanding financial instrument in applying paragraphs 9–12, unless combination is required under the provisions of Statement 133 and related guidance, i.e., Statement 133 Implementation Issue No. K1: “Miscellaneous: Determining Whether Separate Transactions Should Be Viewed As a Unit”. For example, a freestanding written put option that is classified as a liability under this Statement shall not be combined with an outstanding equity share.”

A ‘freestanding financial instrument’ is defined in Appendix D as:

“A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The Put Option was entered into in conjunction with the purchase of the common stock of Toshiba NEH-US, constitutes a separate legal agreement that has a different

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life in the event the Put is not expressed, and can be exercised or not exercised at our discretion (i.e. we can choose not to exercise and retain the common stock of Toshiba NEH-US). In addition, Toshiba NEH-US is not the counterparties to the Put Option. As such, we believe paragraph 14 clearly supports our position that the Put Option should be recognized separately from our investment in Westinghouse.

Errors in Condensed Consolidating Financial Information

6. Given the materiality of the errors in the parent and guarantor cash flow statements, we reiterate our request that you amend your Form 10-K for the fiscal year ended August 31, 2006 and your Form 10-Q for the quarterly period ended November 30, 2006 accordingly. There is a concern that investors could be misled by a financial statement presentation, purporting to be GAAP, that erroneously reports that the issuer has generated significant positive cash flows. The requirement for this disclosure is based on the facts existing during the periods presented and therefore may not be omitted.

Management Response: Although we acknowledge the Staff’s concerns about our previously reported condensed consolidating financial information, the purpose of this disclosure is to provide holders of the Senior Notes financial information about the guarantor entities; however, as reported in our filing on Form 8-K under item 2.04 dated May 3, 2007, we have redeemed all of the Senior Notes as of May 31, 2007. (See copy of the Form 8-K filed establishing that the Senior Notes were redeemed). In applying a cost-benefit analysis, while we will incur significant costs in restating our annual report on Form 10-K for the year ended August 31, 2006 for condensed consolidating financial information, we believe there to be limited to no benefit in providing restated disclosure for an audience that no longer exists. We propose to the Staff the following actions to address the concerns expressed in your comments in lieu of amending our annual report on Form 10-K for the year ended August 31, 2006.

1.	Amend our report on Form 10-Q/A for the quarterly period ended November 30, 2006 to restate Note 19 “Unaudited Condensed Consolidating Financial Information” to correct the errors in the Parent and Guarantor cash flow statements.

2.	Ensure that the corresponding parent cash flow statements in our report on Form 10-Q for the quarterly period ended February 28, 2007 likewise do not reflect positive operating cash flows.

MD&A

7. Please expand the discussion of segment operating results to explain the material variances in each segment’s reported “Income (loss) before income taxes, minority interest, earnings (loss) from unconsolidated entities and loss from and impairment of discontinued operations.” See Section 501.06.a of the Financial Reporting Codification.

Management Response: We will expand the discussion in our MD&A to include material variances in “Income (loss) before taxes, minority interest, earnings (loss) from unconsolidated entities and loss from and impairment of discontinued

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operations” in our report on Form 10-Q for the quarterly period ended February 28, 2007 and subsequent 10-Q filings. In addition, we will include “Income (loss) before income taxes, minority interest, earnings (loss) from unconsolidated entities and loss from and impairment of discontinued operations” for each reportable segment in tabular format in our MD&A.

8. We remind you that when you file your restated Form 10-K for the fiscal year ended August 31, 2006 and your restated Form 10-Q for the quarter ended November 30, 2006, you should appropriately address the following:

•	an explanatory paragraph in the audit opinion,
•	full compliance with SFAS 154, paragraphs 25 and 26,
•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
•	Item 9A, disclosures that include the following:
o	A discussion of the restatement and the facts and circumstances surrounding it,
o	how the restatement impacted the CEO and CFO’s conclusions regarding the effectiveness of their disclosure controls and procedures,
o	changes to internal controls over financial reporting, and
o	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

•	updated reports from management and your independent auditors regarding your internal controls over financial reporting.
•	updated certifications.

Management Response: We advise the Staff that we did not adopt SFAS 154 until September 1, 2006, thus, we would apply the provisions of paragraphs 25 and 26 of SFAS 154 in our restated and amended Form 10-Q.

We will also update all affected portions of the restated and amended Form 10-Q, and, if necessary, a restated 10-K, including MD&A, selected financial data, and quarterly financial data. In addition, we will include an explanatory statement that fully explains the amendment and the impact on the financial statements.

In our restated and amended Form 10-Q, and, if necessary, a restated and amended Form 10-K, we will update the Item 9A. and/or Item 4 language to discuss the facts and circumstances surrounding the error that led to the restatement, as well as indicate how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of our disclosure controls and procedures in accordance with Item 307 of Regulation S-K. You should also be aware our original Item 9A and Item 4 disclosures in our Form 10-K for the fiscal year ended August 31, 2006 and Form 10-Q for the quarter ended November 30, 2006 indicated that our disclosure controls and procedures were ineffective as of August 31, 2006 and November 30, 2006, respectively.

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We will include the required disclosure of any changes in our disclosure controls and procedures and/or internal controls over financial reporting in accordance with Items 307 and 308(c) of Regulation S-K.

We will update the CEO and CFO’s certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The Shaw Group Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 10-K and Form 10-Q filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 225-987-7540. Thank you for your consideration of this matter.

Very truly yours,

/s/ James J. Pierson

James J. Pierson

Senior Vice President and Corporate Controller

cc:	J.M. Bernhard, Jr.
Dirk Wild
Cliff Rankin
Mike Lucki, Ernst & Young LLP
Dennis Whalen, KPMG LLP
David Oelman, Vinson & Elkins LLP

Enclosures:	Email correspondence among Toshiba and Shaw representative
Resolution of the Board of Directors of TNEH (US) Inc.
Current report on Form 8-K filed May 3, 2007 regarding redemption of Senior Notes